UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company and Filing Person (Issuer))

Jay P. Ferguson, Jr.

Chief Legal Officer

Randstad North America, Inc.

3625 Cumberland Blvd., Suite 600

Atlanta, GA 30339

(770) 937-7112

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

R. Kenneth Boehner, Esq.

Joel May, Esq.

Jones Day

1420 Peachtree Street, Suite 800

Atlanta, Georgia 30309

(404) 581-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$134,400,173.61	$15,577.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the purchase price of the 3.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is calculated as the sum of (i) $133,750,000, representing 100% of the principal amount of the Notes outstanding as of November 1, 2016, plus (ii) $650,173.61, representing accrued and unpaid interest to, but not including, the repurchase date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $115.90 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid Not Applicable	Filing Party: Not Applicable.
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 22, 2014, by and between Monster Worldwide, Inc., a Delaware corporation (the “Company”) and Wilmington Trust, National Association, as trustee (the “Trustee”), as supplemented by that certain First Supplemental Indenture, dated as of October 31, 2016, by and between the Company and the Trustee (as so supplemented, the “Indenture”), relating to the 3.50% Convertible Senior Notes due 2019 issued by the Company (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell, and the obligation of the Company to repurchase for cash, such Holder’s Notes, on December 5, 2016 (the “Fundamental Change Repurchase Date”) at a price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but not including, the Fundamental Change Repurchase Date as set forth in the Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of the 3.50% Convertible Senior Notes due 2019, dated November 2, 2016 (the “Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1.	Summary Term Sheet.

The information set forth in the section of the Notice entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the Notes to which this Schedule TO relates is Monster Worldwide, Inc., a Delaware corporation. The Company is a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation. The Company’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The Company’s telephone number at such principal executive offices is (978) 461-8000. The information set forth in Section 1 of the Notice – “Important Information Concerning the Offer—Information Concerning the Company” is incorporated herein by reference.

(b) This Schedule TO relates to the offer by the Company to repurchase all of the outstanding 3.50% Convertible Senior Notes due 2019. The information set forth in the section of the Notice entitled “Important Information Concerning the Offer” is incorporated herein by reference. As of November 1, 2016, there was $133,750,000 in aggregate principal amount of the Notes outstanding.

(c) The Notes are not listed on any national securities exchange and there is no established trading market for the Notes and trading in the Notes has been limited. The information set forth in section of the Notice entitled “Important Information Concerning the Offer—Information Concerning the Notes—Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Annex A in the Notice is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company. The Company’s principal executive offices are located at 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The Company’s telephone number at such principal executive offices is (978) 461-8000.

Item 4.	Terms of the Transaction.

The information set forth in the sections of the Notice entitled “Summary” and “Important Information Concerning the Offer” and “Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” in the Notice is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

The Notes are governed by the Indenture. The information set forth in the sections of the Notice entitled “Important Information Concerning the Offer—Information Concerning the Company” and “Information Concerning the Notes” is incorporated herein by reference. The information set forth in the sections of the Notice entitled “Important Information Concerning the Offer— Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes” and “Agreements Involving the Company’s Securities” is incorporated herein by reference. Except as set forth therein, neither the Company nor Randstad North America, Inc., or any of their respective directors or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorization.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The purpose of this transaction is to satisfy the Company’s obligation to repurchase all Notes validly tendered and not withdrawn by holders of the Notes pursuant to the terms of the Indenture and the Notice. The information set forth in the sections entitled “Important Information Concerning the Offer—Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes”, “Notes Acquired” and “Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Notice entitled “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

The information set forth in the section of the Notice entitled “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Item 1008(a) of Regulation M-A.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Notice entitled “Important Information Concerning the Offer—Solicitations” is incorporated herein by reference. None of the Company, any of its affiliates, officers, directors, employees or agents, the Trustee, the Tender Agent or the Paying Agent makes any representation or recommendation as to whether holders of the Notes should tender or refrain from tendering Notes for repurchase pursuant to the Offer.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to sell its Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, and (iii) the offer applies to all outstanding Notes.

(b) Not applicable.

Item 11.	Additional Information.

(a)(1)	Not Applicable.

(a)(2)	The information set forth in the section of the Notice entitled “Important Information Concerning the Offer—Solicitations” is incorporated herein by reference. To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the Offer.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(c)	Not Applicable.

Item 12.	Exhibits.

(a)(1)	Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of the 3.50% Convertible Senior Notes due 2019, dated November 2, 2016.

(a)(5)	Press Release issued by the Company on November 2, 2016.

(b)	Not Applicable.

(d)(1)	Indenture, dated as of October 22, 2014, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on October 22, 2014).

(d)(2)	First Supplemental Indenture, dated as of October 31, 2016, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2016

MONSTER WORLDWIDE, INC.

By:	/s/ Linda Galipeau
Linda Galipeau
President

EXHIBIT INDEX

(a)(1)	Fundamental Change Company Notice, Make-Whole Fundamental Change Company Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase to Holders of the 3.50% Convertible Senior Notes due 2019, dated November 2, 2016.

(a)(5)	Press Release issued by the Company on November 2, 2016.

(b)	Not Applicable.

(d)(1)	Indenture, dated as of October 22, 2014, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on October 22, 2014).

(d)(2)	First Supplemental Indenture, dated as of October 31, 2016, among the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(g)	Not Applicable.

(h)	Not Applicable.